

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45123

14049970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___07/01/2013___AND ENDING___06/30/2014___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHWEST SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1201 Elm Street, Suite 3500

(No. and Street)

Dallas, TX 75270

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal   214-859-1026

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP

(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500   Dallas, TX 75201

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 1 0 2014
REGISTRATIONS BRANCH
02

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____James H. Ross_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Southwest Securities, Inc._____ , as of _____June 30th_____, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President and Chief Executive Officer_____
Title

_____
Notary Public

VILMA IDALIA GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Southwest Securities, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
For the Year Ended June 30, 2014

Filed pursuant to Rule 17a(3)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors and Stockholder
Southwest Securities, Inc.

We have audited the accompanying statement of financial condition of Southwest Securities, Inc. (a Delaware corporation and a wholly owned subsidiary of SWS Group, Inc.) (the "Company") as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Southwest Securities, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas
August 25, 2014

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 30, 2014

(In thousands, except par, redemption values and share amounts)

Assets

Cash	$	17,168
Assets segregated for regulatory purposes		190,240
Receivable from brokers, dealers and clearing organizations		1,992,941
Receivable from clients, net of allowance of $150		253,579
Securities owned, at fair value		233,999
Securities purchased under agreements to resell		72,582
Fixed assets, at cost, less accumulated depreciation of $40,114		8,399
Net deferred tax asset		8,619
Goodwill		7,552
Other assets (including $14,169 due from affiliates		
and net of accumulated amortization of intangible assets of $5,060)		36,249
Total assets	$	2,821,328

Liabilities and Stockholder's Equity

Short-term borrowings	$	89,000
Payable to brokers, dealers, and clearing organizations		1,913,961
Payable to clients		354,794
Drafts payable		27,641
Securities sold, not yet purchased, at fair value		121,355
Securities sold under agreements to repurchase		39,343
Accrued expenses and other liabilities (including $292 due to affiliates)		28,909
		2,575,003

Stockholder's equity:		
Series A preferred stock, $20 par value, $1,000 redemption value; authorized 100,000 shares; no shares issued and outstanding		-
Class A voting common stock of $1 par value; authorized 10,000 shares; issued and outstanding 2,820 shares		3
Class B nonvoting common stock of $1 par value; authorized 10,000 shares; none issued		-
Additional paid-in capital		62,438
Retained earnings		183,884
		246,325
Total liabilities and stockholder's equity	$	2,821,328

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

1. Organization

Southwest Securities, Inc. ("Company"), a Delaware Company and a wholly owned subsidiary of SWS Group, Inc. ("Parent"), is a New York Stock Exchange ("NYSE") member broker/dealer. The Company is also a registered investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

Pursuant to the SEC Rule 11(a) of the Exchange Act, over 50% of the Company's revenues are comprised of Section 11(a) items, indicating the Company is primarily engaged in trading on behalf of customers.

Merger Agreement. On March 31, 2014, the Parent entered into an Agreement and Plan of Merger ("Merger Agreement") with Hilltop Holdings, Inc. ("Hilltop") and Peruna, LLC, a wholly-owned subsidiary of Hilltop, whereby if the merger contemplated therein is completed, the Parent will become a wholly-owned subsidiary of Hilltop. If the merger is completed, each share of SWS Group, Inc. common stock will be converted into the right to receive $1.94 of cash and 0.2496 of a share of Hilltop common stock. The value of the merger consideration may fluctuate between the date of the Parent special meeting of stockholders and the completion of the merger based upon the market value for Hilltop common stock. It is currently anticipated that the completion of the merger will occur by the end of 2014 subject to the receipt of SWS Group, Inc. stockholder approval, regulatory approvals and other customary closing conditions.

2. Summary of Significant Accounting Policies

Securities Transactions
Proprietary securities transactions are recorded on trade date, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Marketable securities are valued at fair value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the statement of operations.

Fixed Assets and Depreciation
Fixed assets are comprised of furniture and equipment ($36,124) and leasehold improvements ($12,389) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Goodwill
Under the concepts outlined in Accounting Standards Update ("ASU") 2011-08, the Company assesses the fair value of its goodwill annually at the reporting unit level. Based on a qualitative and quantitative assessment, the Company determined that $3,298 of goodwill allocated to the institutional brokerage business reporting unit and $4,254 allocated to the clearing business reporting unit was not impaired. The Company based its assessment of the fair value on a weighted average of a discounted cash flow model estimate of fair value and a market multiple approach to fair value. Based on the results of the Company's assessment, the goodwill was not deemed to be impaired as the fair value of each reporting unit exceeded its carrying value.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

Drafts Payable
In the normal course of business, the Company uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to the Company daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

Cash
The Company considers cash to include cash on hand and in bank accounts. In addition, highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") deposit accounts up to $250. At June 30, 2014, the cash balances included $15,881 that were not federally insured because they exceeded

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

federal insurance limits. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk on these deposits.

Income Taxes

The Company files a consolidated federal income tax return with its Parent. For purposes of this financial statement, current income taxes are computed as if the Company filed a separate entity income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in the Company's securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices in active markets such as corporate equity securities and U.S. government and government agency obligations primarily in U.S. treasury securities.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate equity securities, municipal obligations and corporate bonds.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Assets Segregated For Regulatory Purposes

At June 30, 2014, the Company held cash of $190,240 segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act Rule 15c3-3").

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

4. Receivable From and Payable to Brokers, Dealers and Clearing Organizations

At June 30, 2014, the Company had receivable from and payable to brokers, dealers and clearing organizations related to the following:

Receivable:

Securities failed to deliver	$	23,865
Securities borrowed		1,878,752
Correspondent broker/dealers		33,982
Clearing organizations		48,553
Other		7,789
	$	1,992,941

Payable:

Securities failed to receive		28,210
Securities loaned		1,834,089
Correspondent broker/dealers		14,386
Other		37,276
	$	1,913,961

Securities failed to deliver and receive represent the contractual value of securities that have not been delivered or received subsequent to settlement date.

The Company clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations. At June 30, 2014, the Company held collateral for the receivables from correspondents in the amount of $56,023.

The Company participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities. All open positions are adjusted to market values daily. The Company obtains or releases collateral as prices of the underlying securities fluctuate.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

The following table provides information about these receivables and related collateral amounts at June 30, 2014.

Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial position	Net amounts of assets presented in the statement of financial position	Gross amounts not offset in the statement of financial position		Net Amount
				Financial instruments	Cash Collateral	
Securities Borrowed	$ 1,878,752	$ -	$ 1,878,752	$ (1,878,752)	$ -	$ -
Securities Loaned [(1)]	1,834,089	-	1,834,089	(1,834,089)	-	-

[(1)] Under securities lending agreements, SWS repledged $1,807,198 at June 30, 2014.

5.   Receivable From and Payable to Clients

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $241 and $221, respectively, at June 30, 2014. Securities accounts of noncustomers are subject to the same terms and regulations as those of customers. Securities owned by customers and noncustomers that collateralize the receivables are not reflected in the accompanying financial statements.

The Company pledges client securities as collateral in conjunction with the Company's securities lending activities. At June 30, 2014, the Company has approximately $328,172 of client securities under customer margin loans that are available to be pledged, of which the Company has repledged approximately $26,890 under securities loan agreements.

The Company pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $313,166 at June 30, 2014. At June 30, 2014 and during fiscal year 2014, the weighted average interest rate and the interest rate paid on these balances was 0.02%.

The Company maintains an allowance for doubtful accounts of $150 which represents amounts that, in the judgment of management, are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations. At June 30, 2014, all unsecured customer receivables had been provided for in this allowance.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

6. Securities Owned and Securities Sold, not yet Purchased

At June 30, 2014, securities owned and securities sold, not yet purchased, both of which are carried at fair value, included the following:

Securities owned:

U.S. government and government agency obligations	$	50,559
Municipal obligations		52,247
Corporate equity securities		510
Corporate obligations		95,712
Other-primarily unit investment trusts		34,971
	$	233,999

Securities sold, not yet purchased:

U.S. government and government agency obligations	$	74,391
Municipal obligations		9
Corporate obligations		46,814
Other		141
	$	121,355

Certain of the above securities have been pledged as security deposits at clearing organizations for the Company's clearing business. These pledged securities amounted to approximately $7,099 at June 30, 2014. Additional securities have been pledged to secure short-term borrowings, see **Note 9**.

The Company also enters into "to-be-announced" securities ("TBAs") in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by the clients. In general, the Company will enter into a TBA purchase agreement with the client and then immediately enter into a TBA sale agreement with identical terms and the same settlement date with a separate counter-party. The Company earns revenue through a commission charged to the customer. Because the Company has purchased and sold the same security, it is no longer exposed to market movements of the underlying TBA. At June 30, 2014, the Company had unsettled TBA purchase contracts and offsetting TBA sale agreements in the notional amount of $1,081,284.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

7. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy assets segregated for regulatory purposes, securities owned, at fair value and securities sold, not yet purchased, at fair value as of June 30, 2014:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
U.S. government and government agency obligations	$ 8,013	$ 42,546	$ -	$ 50,559
Municipal obligations	-	48,224	4,023	52,247
Corporate equity securities	35	-	475	510
Corporate obligations	-	95,625	87	95,712
Other-primarily unit investment trusts	-	34,971	-	34,971
	$ 8,048	$ 221,366	$ 4,585	$ 233,999

	Level 1	Level 2	Level 3	Total
LIABILITIES				
Securities sold, not yet purchased, at fair				
U.S. government and government agency obligations	$ 72,708	$ 1,683	$ -	$ 74,391
Municipal obligations	-	9	-	9
Corporate obligations	-	46,814	-	46,814
Other	-	141	-	141
	$ 72,708	$ 48,647	$ -	$ 121,355
Net assets (liabilities)	$ (64,660)	$ 172,719	$ 4,585	$ 112,644

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets measured at fair value using significant unobservable inputs (Level 3):

	Corporate Equity Securities	Municipal Obligations	Corporate Obligations	Total
Ending balance at June 30, 2013	$ 625	$ -	$ 120	$ 745
Redemption/sale of security	(150)	-	-	(150)
Transfers from Level 2 to Level 3	-	4,023	-	4,023
Unrealized loss	-	-	(40)	(40)
Unrealized gain	-	-	7	7
Ending balance at June 30, 2014	$ 475	$ 4,023	$ 87	$ 4,585

10

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

At the end of each respective quarterly reporting period, the Company recognizes transfers of financial instruments between levels. During fiscal 2014, the Company transferred $4,023 of municipal bonds from Level 2 to Level 3 due to a lack of observable data to support a Level 2 valuation.

The following table highlights, for each asset and liability measured at fair value on a recurring basis and categorized within Level 3 of the fair value hierarchy, the significant unobservable inputs used in the fair value measurement as of June 30, 2014 (dollars in thousands):

Asset/Liability	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted-Average)
Securities owned, at fair value				
Corporate equity securities- auction rate preferred	$ 475	Analysis of comparable securities	N/A	N/A
Municipal obligations	4,023	Discounted cash flow	N/A	N/A
Corporate obligations	87	Discounted cash flow	N/A	N/A

At June 30, 2014, the Company held 19 auction rate preferred securities that, on observed values of comparable securities, were valued at $475. Since June 2010, the Company has held up to $1.8 million in Level 3 auction rate preferred securities, of which $1.4 million have been redeemed at par. The remaining $475 of auction rate preferred securities are similar to those that were previously redeemed and the Company anticipates that the remaining securities will also be redeemed at par. While a liquidity discount has been considered for these securities, the Company does not believe a discount is warranted. To the extent these securities are redeemed at a price below par, the Company would consider revaluing any remaining securities at a discounted price.

The Company holds municipal bond obligations in an entity which is currently undergoing restructuring and has been under an intent to be acquired since February 2013. Due to the restructuring transaction, the bonds are not readily traded in the market. The municipal obligations are valued using a discounted cash flow model with observable market data, however, due to the decrease in the number of transactions from which to evaluate the bond's market environment, the Company has determined that these bonds should be valued at Level 3. The valuation method is listed in the table above. The Company will continue to monitor the trading and deal progress to ensure an accurate valuation is utilized.

The Company holds $3,505 of corporate obligation bonds currently valued at $87. The corporate bonds are valued using a discounted cash flow model with observable market data, however, due to the distressed nature of these bonds, the Company has determined that these bonds should be valued at Level 3.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

8.   Securities Purchased/Sold Under Agreements to Resell/Purchase

At June 30, 2014, the Company held reverse repurchase agreements, collateralized by U.S. government and government agency obligations and securities sold under repurchase agreements. These securities are reported on a gross basis in the Statement of Financial Condition.

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest payable on these amounts is included in the Statement of Financial Condition in other liabilities.

The following table provides information about these instruments and any related collateral amounts at June 30, 2014:

Description	Gross amounts of recognized assets/ liabilities	Gross amounts offset in the statement of financial position	Net amounts of assets presented in the statement of financial position	Gross amounts not offset in the statement of financial position		Net Amount
				Financial instruments	Cash Collateral	
Reverse Repurchase Agreements	$ 72,582 $	-$	72,582 $	(72,346) $	- $	236
Repurchase Agreements	39,343	-	39,343	(39,343)	-	-

9.   Short-Term Borrowings

Uncommitted lines of credit

The Company has credit arrangements with commercial banks, which include broker loan lines up to $400,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate (0.09% at June 30, 2014). At June 30, 2014, the amount outstanding under these secured arrangements was $59,000, which was collateralized by securities held for firm accounts valued at $99,202.

At June 30, 2014, the Company had a $10,000 unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under any unsecured letters of credit at the

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

time of borrowing. At June 30, 2014, there were no amounts outstanding on this line. At June 30, 2014, the total amount available for borrowing was $10,000.

Committed lines of credit

On January 28, 2011, the Company entered into an agreement with an unaffiliated bank for a $45,000 committed revolving credit facility. The commitment fee is 37.5 basis points per annum, and when drawn, the interest rate is equal to the federal funds rate plus 125 basis points. The agreement requires the Company to maintain a tangible net worth of at least $150,000. At June 30, 2014, there were no outstanding amounts under the committed revolving credit facility.

The Company pledges customer securities to the Option Clearing Corporation to support open customer positions. At June 30, 2014, the Company had pledged $74,326 to support these open customer positions.

On January 8, 2014, the Company entered into an agreement with the Parent for a $30,000 promissory demand note. The Company will pay interest on the note at the federal funds rate plus 125 basis points per annum. See **Note 12** for additional information.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2014 are presented below:

Deferred tax assets:

Accrued expenses	$	6,255
Net operating loss carryforward		1,963
State deferred taxes		1,094
Other		277
Total gross deferred tax asset		9,589

Deferred tax liabilities:

Fixed assets		(695)
Other		(275)
Net deferred tax asset included in other assets	$	8,619

The Company assesses the ability to realize its deferred tax assets based upon the weight of available evidence, both positive and negative. To the extent the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized, the Company will establish a valuation allowance. At June 30, 2014, the Company's deferred tax asset included $1,963 of federal net operating loss carryforwards. In order to utilize the net operating loss carryforwards, the Company must generate sufficient taxable income within the carryforward period. The Company evaluated the realizability of its deferred tax assets and concluded, based on the Company's past history of profitability and future earnings projections, that a valuation allowance was not required.

There was no current income tax payable at June 30, 2014.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

At June 30, 2014, the Company had approximately $133 of unrecognized tax benefits. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at June 30, 2013	$	295
Increases as a result of tax positions taken during prior years		16
Decreases as a result of tax positions taken during the prior years		(13)
Decreases as a result of tax positions taken during the current period		(20)
Lapse of applicable statute of limitations		(145)
Balance at June 30, 2014	$	133

While the Company expects that the net liability for uncertain positions will change during fiscal 2015, the Company does not believe that the change will have a significant impact on its financial position or results of operations.

Included in the net liability is accrued interest and penalties of $25, net of federal benefit. At June 30, 2014, the total amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense is approximately $108.

With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2010. The Joint Committee completed its review of the Parent's consolidated returns for 2008 through 2011 with no exceptions, thereby concluding the matter.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 of the Exchange Act, equal to the greater of $1,000 or 2% of aggregate debit balances, as defined in Exchange Act Rule 15c3-3. At June 30, 2014, the Company had net capital of approximately $156,423 which is approximately $149,846 in excess of its minimum net capital requirement of approximately $6,577 at that date. Additionally, the Rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2014, the Company had net capital of approximately $139,981 in excess of 5% of aggregate debit items.

12. Affiliate Transactions

The Company clears all customer transactions for SWS Financial Services, Inc. ("SWSFS"), an affiliate. The Company also provides all accounting, administrative services, management services and office facilities to SWSFS in accordance with an expense sharing agreement.

The Company, as clearing broker for its affiliate, has the right to charge customer losses back to the affiliate.

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

Clients and correspondents of the Company have the option to invest in a savings account called Bank Insured Deposits at the Company's banking affiliate, Southwest Securities, FSB. These funds are FDIC insured up to $250.

The Company makes loans to employees, primarily financial advisors, mainly for recruiting and retention purposes. The amount of loans to employees is included in other assets in the Statement of Financial Condition in the amount of $12,989 for which the Company has recorded an allowance, included in other liabilities in the Statement of Financial Condition, of $2,124 for termed relationships.

In January 2014, the Parent loaned the Company $30,000 for use in its general operations, reducing the Company's use of short-term borrowings for the financing of its day-to-day cash management needs. The Company paid interest at the fed funds rate plus 1.25%.

On the Statement of Financial Condition, the total receivable includes $13,789 from the Parent, $70 from the Bank, $225 from Southwest Insurance Agency, and $85 from Southwest Investment Advisors, Inc., a dormant entity. The total payable to SWSFS is $570 including a clearing deposit of $300, which is reported in payable to brokers, dealers, and clearing organizations on the Statement of Financial Condition, to SWS Insurance is $2 and to SWS Capital Corporation, a dormant entity, is $20.

13.   Commitments and Contingencies

Leases. The Company leases its offices and certain equipment under noncancelable operating lease agreements. The Company recognizes escalating lease payments on a straight line basis over the term of each respective lease with the difference between cash payment and rent expense recorded as deferred rent and included in other liabilities in the Statements of Financial Condition.

At June30, 2014 the future rental payments for the noncancelable operating leases for each of the following five fiscal years and thereafter follows:

2015	$	4,155
2016		3,390
2017		2,420
2018		1,902
2019		1,539
Thereafter		5,772
	$	19,178

Underwriting. Through its participation in underwriting corporate and municipal securities, the Company could expose itself to material risk that securities the Company has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. At June 30, 2014, the Company had $3,715 in total potential liabilities due under outstanding underwriting arrangements.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, the Company has been named as a defendant in various lawsuits and arbitration

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

proceedings. These claims allege violation of federal and state securities laws among other matters. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations. Included in accrued expenses and other liabilities is $1,723 for such claims.

The Company has been named in three lawsuits related to a $35,000 bond offering that was 40% underwritten by M.L. Stern & Co., LLC, a company purchased by the Parent in 2008. The offering took place in November of 2005 and the lawsuit was filed in November 2009.

The discovery stage of the lawsuits has been completed and a trial date has been set. The ultimate amount of liability associated with them cannot currently be determined. However, the Company believes it is at least reasonably possible that a loss related to this matter will be incurred. At June 30, 2014, the Company had a liability recorded of approximately $1,000 related to this matter.

Guarantees. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual indemnifications and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the financial statements for these arrangements.

14. **Financial Instruments with Off-Balance-Sheet Risk**

In the normal course of business, the Company engages in activities involving the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to market risk if prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customers' activities, including those of customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required

16

Southwest Securities, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Notes to Statement of Financial Condition
June 30, 2014
(In thousands, except par, redemption values and share amounts)

margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

At times, the Company lends money using reverse repurchase agreements. These positions are collateralized by U.S. government and government agency securities. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

The Company arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. The Company also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, the Company may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

15. Preferred Stock

On October 17, 1997, the Company's Board of Directors ("Board") authorized 100,000 shares of preferred stock. Simultaneously, the Board designated 5,000 shares of the authorized preferred stock as Series A Preferred Stock. Up to 50 shares of the Series A Preferred Stock, which has a par value of $20, can be issued to each of up to 100 qualified participants. Qualified participants are broker/dealers registered under the Exchange Act who clear their proprietary transactions through the Company and who represent that they are subject to net capital rules of the SEC and other self-regulatory organizations to which such broker/dealers report. The Series A Preferred Stock is nonvoting and nonconvertible to common stock, and it is entitled to noncumulative cash dividends when, as and if declared by the Board. The Series A Preferred Stock is redeemable at any time by the Company at a redemption price of $1,000 per share.

16. Proprietary Accounts of Broker/Dealers ("PAB") Reserve Requirements

The Company performs calculations of PAB reserve requirements. At June 30, 2014, the Company did not have a PAB reserve requirement and has no amount on deposit.